April 2, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:    Christine Westbrook

Re:	Cara Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-230333

Acceleration	Request

Requested Date:                Thursday, April 4, 2019

Requested Time:                4:00 P.M. Eastern Daylight Time

Dear Ms. Westbrook:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-230333) (the “Registration Statement”) to become effective on April 4, 2019, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, Alison Haggerty at (212) 479-6596.

Very truly yours,

Cara Therapeutics, Inc.

By:	/s/ Scott Terrillion
Scott Terrillion
General Counsel, Secretary and Chief
Compliance Officer

cc:	Derek Chalmers, Ph.D., D.Sc., Cara Therapeutics, Inc.
Darren K. DeStefano, Cooley LLP
Alison A. Haggerty, Cooley LLP